UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Cayman Court Authorizes JPLs to Move Forward with Restructuring of LDK Solar’s Offshore Liabilities

We, LDK Solar Co., Ltd., in provisional liquidation, and our Joint Provisional Liquidators, Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited (“the JPLs”) are pleased to confirm that, on April 2, 2014, the Grand Court of the Cayman Islands (the “Cayman Court”), authorized the JPLs to take steps to implement the restructuring of our offshore liabilities. The Cayman Court also ordered that the winding-up petition be adjourned generally and the provisional liquidation be continued until further ordered by the Cayman Court. With respect to the restructuring, the Cayman Court specifically ordered that:

•	the JPLs be authorized to cause us to enter into a restructuring support agreement (the “Senior Notes RSA”) with certain of the holders of Renminbi-denominated US$-settled 10% Senior Notes due 2014 (the “Senior Notes”);

•	the JPLs be authorized to cause us to enter into a restructuring support agreement (the “Preferred Obligations RSA”) with certain of the holders of Series A Redeemable Convertible Preferred Shares of LDK Silicon & Chemical Technology Co., Ltd. (the “Preferred Obligations”);

•	the JPLs be authorized to cause us to enter into a promissory note and share warrant with Heng Rui Xin Energy (HK) Co., Limited (“HRX”) in respect of the provision by HRX of interim funding up to an aggregate principal amount of US$14 million (the “Interim Financing”). The JPLs are also authorized to cause us to issue shares to HRX pursuant to and in accordance with the rights conferred by the promissory note and share warrant; and

•	the JPLs be authorized to cause us to retain Jefferies LLC as financial adviser and to cause us to enter into terms of engagement with Ropes & Gray LLP, Harneys, Westwood & Riegels and Houlihan Lokey (Europe) Limited in their capacities as legal and financial advisers to the ad hoc committee of certain of the holders of the Senior Notes.

The Cayman Court order follows the previous announcement by us and the JPLs on March 28, 2014 that, following extensive negotiations with our offshore creditors, we had received:

•	signatures to the Senior Notes RSA from the holders of approximately 60% in aggregate principal amount of the Senior Notes;

•	signatures to the Preferred Obligations RSA from the holders of approximately 79% of the holders of the Preferred Obligations; and

•	signatures to both the Senior Notes RSA and the Preferred Obligations RSA from the debtors of the Senior Notes and the Preferred Obligations and a majority of our shareholders.

The JPLs have executed on behalf of us the Senior Notes RSA and the Preferred Obligations RSA and both agreements are now effective and binding.

Our press release issued on April 4, 2014 is attached hereto as Exhibit 99.2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD., in provisional liquidation

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Company Secretary

Date: April 4, 2014

Exhibit 99.2

Cayman Court Authorizes JPLs to Move Forward with Restructuring of LDK Solar’s Offshore Liabilities

GEORGETOWN, Cayman Islands, XINYU CITY, China and SUNNYVALE, Calif., April 4, 2014 - LDK Solar Co., Ltd. in provisional liquidation (“LDK Solar” or the “Company”) and its Joint Provisional Liquidators, Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited (“the JPLs”) are pleased to confirm that, on April 2, 2014, the Grand Court of the Cayman Islands (the “Cayman Court”), authorized the JPLs to take steps to implement the restructuring of the Company’s offshore liabilities. The Cayman Court also ordered that the winding-up petition be adjourned generally and the provisional liquidation be continued until further ordered by the Cayman Court. With respect to the restructuring, the Cayman Court specifically ordered that:

•	the JPLs be authorized to cause the Company to enter into a restructuring support agreement (the “Senior Notes RSA”) with certain of the holders of Renminbi-denominated US$-settled 10% Senior Notes due 2014 (the “Senior Notes”);

•	the JPLs be authorized to cause the Company to enter into a restructuring support agreement (the “Preferred Obligations RSA”) with certain of the holders of Series A Redeemable Convertible Preferred Shares of LDK Silicon & Chemical Technology Co., Ltd. (the “Preferred Obligations”);

•	the JPLs be authorized to cause the Company to enter into a promissory note and share warrant with Heng Rui Xin Energy (HK) Co., Limited (“HRX”) in respect of the provision by HRX of interim funding up to an aggregate principal amount of US$14 million (the “Interim Financing”). The JPLs are also authorized to cause the Company to issue shares to HRX pursuant to and in accordance with the rights conferred by the promissory note and share warrant; and

•	the JPLs be authorized to cause the Company to retain Jefferies LLC as financial adviser and to cause the Company to enter into terms of engagement with Ropes & Gray LLP, Harneys, Westwood & Riegels and Houlihan Lokey (Europe) Limited in their capacities as legal and financial advisers to the ad hoc committee of certain of the holders of the Senior Notes.

The Cayman Court order follows the previous announcement by the Company and the JPLs on March 28, 2014 that, following extensive negotiations with its offshore creditors, the Company had received:

•	signatures to the Senior Notes RSA from the holders of approximately 60% in aggregate principal amount of the Senior Notes;

•	signatures to the Preferred Obligations RSA from the holders of approximately 79% of the holders of the Preferred Obligations; and

•	signatures to both the Senior Notes RSA and the Preferred Obligations RSA from the debtors of the Senior Notes and the Preferred Obligations and a majority of the shareholders of the Company.

The JPLs have executed on behalf of the Company the Senior Notes RSA and the Preferred Obligations RSA and both agreements are now effective and binding.

The Cayman Court order represents another significant and positive milestone in restructuring the Company’s offshore liabilities. The JPLs and the Company are continuing to focus on taking all steps necessary to achieve a restructuring on the terms contemplated in the Senior Notes RSA and the Preferred Obligations RSA. The JPLs currently anticipate applying before May 31, 2014 for orders convening meetings of creditors in relation to the restructuring.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the projected financial information provided herein, LDK Solar’s ability to raise additional capital to finance its operating activities, its ability to achieve a consensual solution to its onshore and offshore liabilities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections about LDK Solar and the PV industry as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar in provisional liquidation

LDK Solar Co., Ltd. in provisional liquidation is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Company in provisional liquidation

Lisa Laukkanen The Blueshirt Group for LDK Solar lisa@blueshirtgroup.com +1-415-217-4967	Jack Lai Executive VP and CFO LDK Solar Co., Ltd. IR@ldksolar.com

Provisional Liquidators

Tammy Fu Zolfo Cooper (Cayman) Limited Cayman Islands	Eleanor Fisher Zolfo Cooper (Cayman) Limited Cayman Islands
LDKenquiries@zolfocooper.ky +1-345-946-0081

Financial Advisor to Company (in provisional liquidation)

Augusto King Jefferies LLC aking@Jefferies.com	Steven Strom Jefferies LLC sstrom@Jefferies.com	Richard Klein Jefferies LLC rklein@Jefferies.com

Legal Advisors to Company (in provisional liquidation)

Thomas Albrecht Sidley Austin talbrecht@sidley.com	Timothy Li Sidley Austin htli@sidley.com	Guy Manning Campbells gmanning@campbells.com.ky	Mark Goodman Campbells mgoodman@campbells.com.ky

Financial Advisor to Senior Notes Holders	Legal Advisor to Senior Notes Holders

Brandon Gale Houlihan Lokey bgale@hl.com	Daniel Anderson Ropes & Gray daniel.anderson@ropesgray.com

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